Exhibit 99.1

ALLOT LTD. (the “Company or “Allot”)
Notice of Annual Meeting of Shareholders of the Company

The Company is pleased to announce that the annual meeting of shareholders of the Company will take place on November 30, 2021, at 2:30 p.m. Israel time at the offices of the Company, at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon Israel (the “Annual Meeting”). The health and well-being of our employees and shareholders are of paramount importance to us, and we are closely monitoring developments related to the COVID-19 global pandemic. Although we intend to hold the Annual Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. As such, we reserve the right to convert to a virtual only meeting format should meeting in person become unsafe or otherwise impracticable as a result of COVID-19. If we convert to a virtual only meeting format, we will announce the decision to do so in advance in a Form 6-K filed with the U.S. Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Annual Meeting.

The following items are on the agenda of the Annual Meeting:

1.
To approve an amendment to the Company’s Articles of Association, effective immediately upon the approval of this Proposal 1, to provide for the elimination of the different classes of members of the Board of Directors of the Company (the “Board”), so that after completion of their current term, the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve for fixed three-year terms in accordance with the Israel Companies Law, 5759-1999, as amended (the “Israel Companies Law”)) shall be one (1) year.

2.
To reelect Manuel Echanove as a Class III director to serve until the 2024 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2022 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.
To reelect Yigal Jacoby as a Class III director and Chairman of the Board, to serve until the 2024 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2022 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.
To elect Efrat Makov as an Outside Director (as defined in the Israel Companies Law) of the Company, to serve for a term of three years commencing as of the Annual Meeting, or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

5.	To approve a grant of 40,000 RSUs of the Company to Erez Antebi, the Company’s President and Chief Executive Officer.

6.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2021 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

7.	To report on the business of the Company for the fiscal year ended December 31, 2020, including a review of the fiscal 2020 financial statements.

8.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The date for determining the right of all the shareholders to vote at the Annual Meeting is October 25, 2021. The last date for submitting proposals for consideration at the Annual Meeting is November 9, 2021. The last date for submitting a statement of position is November 20, 2021. The last date for submitting a proxy card is November 29, 2021, at 2:30 p.m. Israel time. Each shareholder is required to provide proof of ownership of the Company’s shares in order to vote his shares in the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting. Each shareholder whose shares are held through a member of the Tel-Aviv Stock Exchange is entitled to vote via the Israel Securities Authority’s MAGNA online platform up to six hours before the time fixed for the Annual Meeting. To receive more information regarding the Annual Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the MAGNA distribution site www.magna.isa.gov.il and the website of the Tel-Aviv Stock Exchange www.maya.tase.co.il.